Exhibit 1
Operating and Financial Review for the period ended 30 June 2023
Six months ended June 2023 compared with six months ended June 2022
Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These and other operational metrics include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, adjusted free cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measure on pages 8 to 11.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.
In the calculation of headline profit measures, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.
Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Unless the context otherwise requires, the terms "Company", "Group" and Registrant" as used herein shall also mean WPP.
First half overview
Introduction
Our performance in the first half has been resilient with Q2 growth accelerating in all regions except the USA, which was impacted in the second quarter by lower spending from technology clients and some delays in technology related projects. This was felt primarily in our integrated creative agencies. China returned to growth in the second quarter albeit more slowly than expected. In the near term, we expect the pattern of activity in the first half to continue into the second half of the year.
Our media business, GroupM, grew consistently across the first six months as did our businesses in the UK, Europe, Latin America and Asia-Pacific. Client spending in consumer packaged goods, financial services and healthcare remained good and, despite short-term challenges, our technology clients represent an important driver of long-term growth. Our agencies performed extremely well at the Cannes Lions Festival winning five Grand Prix and 165 Lions with Mindshare recognised as the most-awarded media agency. We won major new business assignments with clients including: Reckitt, Mondelēz, easyJet, Lloyds Banking Group, Pernod Ricard and India’s second largest advertiser, Maruti Suzuki.
We have exciting future plans in AI that build on our acquisition of Satalia in 2021 and our use of AI across WPP. We are leveraging our efforts with partnerships with the leading players including Adobe, Google, IBM, Microsoft, Nvidia and OpenAI. We are delivering work powered by AI for many clients including Nestlé, Nike and Mondelēz. AI will be fundamental to WPP’s future success and we are committed to embracing it to drive long-term growth and value.
Performance and progress
Revenue in the first half was £7.2 billion, up 6.9% from £6.8 billion in the first half of 2022, and up 3.5% like-for-like.
Clients
We have won $2.0 billion of net new business billings in the first half (H1 2022: $3.4 billion) including the potential loss of certain Pfizer assignments currently held by WPP integrated creative agencies. Key assignment wins included Maruti Suzuki (media), Pernod Ricard (creative), Reckitt (media), Beko (creative), and Costa Coffee (PR).
Our Vantage global client satisfaction survey has shown the key measure of “Likely To Recommend” has remained at all-time high levels with an increase in scores related to world-class creativity.

Creativity and awards
Creativity is at the heart of our offer, and we continue to be recognised for our creative excellence. WPP had another successful year at Cannes Lions International Festival of Creativity, winning a total of 165 Lions including one Titanium Lion, five Grand Prix, and 24 Gold awards. Mindshare was also named Media Network of the Year.
Earlier in the year, WARC named WPP the top company in all three of their rankings, the Creative 100, Effective 100 and Media 100 lists. Ogilvy ranked as the top network of the year in both the Creative 100 and Effective 100 while EssenceMediacom took first place in the Media 100. In addition, the Effie Awards named WPP the most effective communication company in the world, with Ogilvy placing first in the most effective agency network rankings.
Investment for growth
We have invested in strategically important areas and growth markets. We acquired Goat, a London-based, data-driven influencer marketing agency; Obviously, a New York-based, technology-led influencer marketing agency; 3K Communication, a Frankfurt-based healthcare PR agency; and amp, one of the world’s leading sonic branding companies. We also made a minority investment in Majority, a diversity-focused US creative agency.
In July, KKR completed their minority investment to become a 29% shareholder in FGS Global, after acquiring all of Golden Gate Capital’s equity and a proportion of the interests of WPP and FGS Global management. WPP remains the majority owner at 51%. The transaction valued FGS Global at $1.425 billion.
We have invested organically in new technology platforms to provide a future-facing offer to clients and innovate for the medium term. The main areas of investment are in Choreograph, our data company, and WPP Open, our AI-powered technology platform.
We believe that AI will be fundamental to WPP’s business and are excited by its transformational potential. Our expertise in the application of AI to marketing is based on investments that we have been making over many years, including the appointment of a Head of Creative AI in 2019 and the acquisition of Satalia in 2021.
AI is used extensively across our business today, particularly in GroupM and in Hogarth, our creative production business. Our application of AI includes automation of workflows, speeding up the process of ideation and concepting, and producing innovative creative work for clients. An example is our work for Cadbury’s in India which used AI to allow Bollywood superstar Shah Rukh Khan to produce personalised ads for local businesses which won a Titanium Lion for Creativity at the 2022 Cannes Lions festival and won again at the festival in 2023, securing a Grand Prix for Creative Effectiveness.
We are working with technology from all the main AI companies, including Adobe, Google, IBM, Microsoft, Nvidia, and OpenAI, with dedicated enterprise platforms, proprietary to WPP, to deliver work to clients that protects their information. We recognise the challenges of AI to society and have implemented legal and ethical guidelines to help us responsibly deploy this technology.
In May, WPP and Nvidia announced plans to develop a content engine that harnesses NVIDIA Omniverse™ and AI to enable creative teams to produce high-quality commercial content faster, more efficiently and at scale while staying fully aligned with a client’s brand.
The new engine connects an ecosystem of 3D design, manufacturing and creative supply chain tools, including those from Adobe and Getty Images, letting WPP’s artists and designers integrate 3D content creation with generative AI. This enables our clients to reach consumers in highly personalised and engaging ways, while preserving the quality, accuracy and fidelity of their company’s brand identity, products and logos.
Talent
Our success is driven by our exceptional talent. We have continued to invest to attract, engage and develop the best talent in our industry. In May, we hired Corey duBrowa, one of the industry’s most highly regarded communications leaders, as Chief Executive of BCW. We have invested in education and training, including through our Future Readiness Academies, a bespoke global learning programme available to everyone across WPP. We also launched the second cohort of our Creative Technology Apprenticeship, a nine-month intensive programme where apprentices learn creative technology skills using the latest software and hardware to prepare them for a career in today’s creative technology field. In addition, we sponsored a cohort of WPP leaders through a Postgraduate Diploma in AI for Business at Oxford University’s Saїd Business School, with 28 senior executives graduating earlier this year.

Transformation
We are making solid progress on our transformation plan which we set out in December 2020, designed to achieve £600 million in gross annual cost efficiencies by 2025. We are on target to achieve our annual run-rate of £450 million in efficiencies this year, against a 2019 baseline.
We opened five new campuses, in Atlanta, Austin, Guangzhou, Manchester and Paris, in the half, taking the total to 38 campuses. By the end of the year, we intend to open two further campuses and will accommodate around 60,000 of our people in campus buildings.
A review of our property portfolio has led to ongoing actions including the further consolidation of our operations in campuses across the US, in New York and other cities. These actions will result a benefit of approximately £30 million in the remainder of 2023.
Review of Group results from operations
Revenue
Revenue was up 6.9% at £7.2 billion in the first half of 2023 compared to £6.8 billion in the first half of 2022. Revenue on a constant currency basis was up 4.4% compared with the same period last year. Net changes from acquisitions and disposals had a positive impact of 0.9% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 3.5%. In the second quarter, revenue was up 2.7% and like-for-like revenue was up 2.3%.
Costs of services, general and administrative costs
Costs of services increased by 7.9% in the first half of 2023 to £6.2 billion from £5.7 billion in the first half of 2022. General and administrative costs increased by 49.1% in the first half of 2023 to £758 million from £509 million in the first half of 2022.
Staff costs increased by 5.4% in the first half of 2023 to £4.1 billion from £3.9 billion in the first half of 2022. Staff costs, excluding incentives (cash-based and share-based incentive) payments of £172 million (2022: £164 million), were up 5.4% year-on-year to £4.0 billion, including severance costs of £40 million (H1 2022: £17 million), partially offset by good control over our freelance spend. Severance costs increased as we aligned headcount to market conditions. Establishment costs were up 3.6% at £272 million while IT costs were up 13.6% at £350 million, reflecting investment in our IT infrastructure, cyber security and a move to cloud computing. Personnel costs rose 16.3% to £112 million, reflecting higher client-related business travel, and other operating expenses were down 1.0% at £270 million.
On a like-for-like basis, the average number of people in the Group in the first half was 115,000 compared to 113,000 in the first half of 2022. The total number of people as at 30 June 2023 was 114,000 compared to 115,000 as at 30 June 2022.
In the first half of 2023, the Group had £180 million of property related costs (primarily related to lease impairments in the US, which are non-cash), £87 million of restructuring and transformation costs, £53 million of goodwill impairment, £37 million of amortisation and impairment of acquired intangible assets, £11 million of investment and other impairment charges, and £3 million of losses on disposal of investments and subsidiaries. These costs were partially offset by a litigation settlement received of £10 million. This compares with £81 million of restructuring and transformation costs, £32 million of amortisation and impairment of acquired intangible assets, and £48 million of losses on disposal of investments and subsidiaries partially offset by £60 million from gains on remeasurement of equity interests arising from a change in scope of ownership in the first half of 2022.
Operating profitability
Operating profit was £306 million in the first half of 2023, compared to an operating profit of £539 million in the first half of 2022 primarily due to property related costs of £180 million. Headline operating profit was up 4.3% to £666 million from £639 million in the first half of 2022. The difference between the headline operating profit and operating profit principally reflects the £180 million of property related costs, £87 million of restructuring and transformation costs, £53 million of goodwill impairment, £37 million of amortisation and impairment of acquired intangible assets charges, £11 million of investment and other impairment charges and £3 million of losses on disposal of investments and subsidiaries, partially offset by £10 million of litigation settlement received in the first half of 2023.
The Group’s headline operating profit is net of £40 million of severance costs, compared with £17 million in the first half of 2022. £172 million of incentive payments were accrued in the first half, compared to £164 million in the first half of 2022.

Interest and taxes
Net finance costs, equal to finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £128 million, an increase of £39 million for the half year compared to 2022, due to higher levels of debt and lower investment income partially offset by higher interest earned on cash.
Revaluation and retranslation of financial instruments resulted in a gain of £26 million for the half year of 2023, a decrease of £7 million from a gain of £33 million for the half year 2022.
The tax rate on profit before tax was 26.9% (2022: 28.1%).
Earnings and dividend
Profit before tax was £204 million, compared to £419 million in the prior period for the half year, principally reflecting lower operating profit and higher finance costs, partially offset by higher finance and investment income and earnings from associates - after interest and tax. Headline profit before tax was down 2.9% at £546 million.
Profit after tax was £149 million compared to £301 million in the prior period for the half year. Profits attributable to share owners were £112 million, compared to a profit of £258 million in the prior period for the half year.
Diluted earnings per share was 10.3p, compared to diluted earnings per share of 22.7p in the prior period.
For 2023, the Board is declaring an interim dividend of 15.0p per ordinary share (2022: 15.0p). The record date for the interim dividend is 13 October 2023, and the dividend will be payable on 3 November 2023.
Reportable segments review
The following tables give details of revenue and revenue less pass-through costs by reportable segment, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2023. Headline operating profit and headline operating profit margin by reportable segment for the first half of 2023 are also provided below.
Revenue analysis

	Three months ended 30 June 2023	Reported change three months ended 30 June 2023	Like-for-like change three months ended 30 June 2023	Six months ended 30 June 2023	Reported change six months ended 30 June 2023	Like-for-like change six months ended 30 June 2023
	£m			£m
Global Integrated Agencies	3,211	3.3%	2.9%	6,107	7.2%	4.0%
Public Relations	311	2.2%	1.7%	618	7.6%	2.7%
Specialist Agencies	239	-4.7%	-4.6%	496	3.0%	-1.3%
Total Group	3,761	2.7%	2.3%	7,221	6.9%	3.5%
Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations. This increases Public Relations’ Q2 and H1 2022 revenue by £1.1 million and £2.2 million respectively and reduces Global Integrated Agencies’ by the same amount.
Revenue less pass-through costs1 analysis

	Three months ended 30 June 2023	Reported change three months ended 30 June 2023	Like-for-like change three months ended 30 June 2023	Six months ended 30 June 2023	Reported change six months ended 30 June 2023	Like-for-like change six months ended 30 June 2023
	£m			£m
Global Integrated Agencies	2,474	1.8%	1.5%	4,782	5.4%	2.2%
Public Relations	292	2.3%	2.0%	584	6.7%	2.1%
Specialist Agencies	216	-1.8%	-1.6%	445	4.5%	0.2%
Note
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 4 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations. This increases Public Relations’ Q2 and H1 2022 revenue less pass-through costs by £1.1 million and £2.2 million respectively and reduces Global Integrated Agencies’ by the same amount.
Headline operating profit analysis

	Headline operating profit six months ended 30 June 2023	Headline operating profit margin[1] six months ended 30 June 2023	Headline operating profit six months ended 30 June 2022	Headline operating profit margin[1] six months ended 30 June 2022
	£m	%	£m	%
Global Integrated Agencies	541	11.3	507	11.2
Public Relations	88	15.0	83	15.2
Specialist Agencies	38	8.6	49	11.4
Total Group	666		639
Note
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations. This increases Public Relations’ H1 2022 headline operating profit by £0.5 million and reduces Global Integrated Agencies’ by the same amount.
Global Integrated Agencies: GroupM, our media planning and buying business, grew consistently during the half and across all regions, benefiting from continued client investment in media with like-for-like growth in revenue less pass-through costs of 6.1% (Q2 2023: growth of 6.1%), partially offset by a 0.8% like-for-like decline at other Global Integrated Agencies (Q2 2023: decline of 2.3%). Ogilvy grew well, supported by recent new business wins including Verizon and SC Johnson. Hogarth, our creative production agency, continued to deliver good growth as it expands its collaboration with other WPP agencies. Other Global Integrated Agencies, Wunderman Thompson, VMLY&R and AKQA Group, felt the greatest impact from reduced spend across the technology sector and delays in technology-related projects. As anticipated, revenue less pass-through costs in the retail sector was impacted by known 2022 client losses. As a result, headline operating profit was up £34 million from £507 million for the six months ended 30 June 2022 to £541 million for the six months ended 30 June 2023.
Public Relations: FGS Global continued to grow strongly in the first half. H+K Strategies delivered solid growth, lapping double-digit growth in the first half of 2022. BCW saw a small decline in revenue less pass-through costs in the first half. As a result, headline operating profit was up £4 million from £83 million for the six months ended 30 June 2022 to £88 million for the six months ended 30 June 2023.
Specialist Agencies: Good growth in design agency Landor & Fitch and our specialist healthcare media planning and buying agency, CMI Media Group, was offset by declines at smaller agencies affected by delays in client projects. As a result, headline operating profit was down £10 million from £49 million for the six months ended 30 June 2022 to £38 million for the six months ended 30 June 2023.
Regional review
The following tables give details of revenue and revenue less pass-through costs by region, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2023. Headline operating profit by region is provided in note 7 of Exhibit 2.
Revenue analysis

	Three months ended 30 June 2023	Reported change three months ended 30 June 2023	Like-for-like change three months ended 30 June 2023	Six months ended 30 June 2023	Reported change six months ended 30 June 2023	Like-for-like change six months ended 30 June 2023
	£m			£m
N. America	1,376	-1.6%	-2.1%	2,744	6.1%	0.4%
United Kingdom	567	14.6%	12.7%	1,065	11.3%	10.4%
W. Cont. Europe	781	6.8%	4.3%	1,477	9.3%	5.0%
AP, LA, AME, CEE[1]	1,037	-0.2%	2.3%	1,935	4.0%	3.6%
Total Group	3,761	2.7%	2.3%	7,221	6.9%	3.5%
Note
1Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2023	Reported change three months ended 30 June 2023	Like-for-like change three months ended 30 June 2023	Six months ended 30 June 2023	Reported change six months ended 30 June 2023	Like-for-like change six months ended 30 June 2023
	£m			£m
N. America	1,134	-3.3%	-4.1%	2,284	4.4%	-1.2%
United Kingdom	419	9.0%	9.0%	796	8.0%	8.2%
W. Cont. Europe	621	7.3%	3.9%	1,179	8.5%	3.7%
AP, LA, AME, CEE[2]	808	1.2%	4.3%	1,552	3.6%	3.1%
Notes
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 4 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
2Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
North America: Revenue less pass-through costs declined by 1.2% on a like-for-like basis in the first half reflecting the lower revenues from technology clients, which predominantly impacted our integrated creative agencies, and the expected impact of 2022 client losses in the retail sector. This was partially offset by growth in spending from consumer packaged goods, healthcare and financial services. GroupM continued to grow well in the region.
United Kingdom: Grew strongly led by GroupM. CPG and healthcare were the strongest client sectors.
Western Continental Europe: Strong performances in Germany and Spain offset declines in France due to client losses.
In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe: Good growth in the half. China grew 4.8% in the second quarter, as that market continued to recover from COVID-related impacts, albeit at a slower pace than anticipated. India moved into growth in Q2 against a strong comparative of 48% growth in Q2 2022.
Cash Flow and Balance Sheet
The Group’s unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2023 are provided in Exhibit 2.
Net cash outflow from operating activities was £444 million in the first half of 2023, compared to a cash outflow of £1,133 million in the first half of 2022.
In the first half of 2023, operating profit was £306 million, depreciation and amortisation was £259 million, impairment charges included within adjusting items were £140 million, non-cash share-based incentive charges were £76 million, goodwill impairment was £53 million, investment and other impairment charges were £11 million, earnout payments were £12 million, working capital and provisions outflow was £1,045 million, net interest paid was £47 million, tax paid was £171 million, lease liabilities (including interest) paid were £184 million, capital expenditure was £104 million and other net cash outflows were £37 million. Adjusted free cash flow was, therefore, an outflow of £755 million.
This adjusted free cash flow outflow was partially offset by £13.7 million disposal proceeds (of which £10.3 million was disposals of investments and subsidiaries net of cash disposed, and £3.4 million was proceeds on disposal of property, plant and equipment) and increased by £202.7 million in net initial acquisition payments and £37 million of share purchases.
The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.
As at 30 June 2023 we had cash and cash equivalents of £1.5 billion (H1 2022: £1.5 billion) and total liquidity, including undrawn credit facilities, of £3.6 billion. Debt financing at 30 June 2023 was £5.4 billion, compared to £5.0 billion as of 31 December 2022. Average adjusted net debt in the first half of 2023 was £3.6 billion, compared to £2.6 billion in the prior period, at 2023 exchange rates. On 30 June 2023 adjusted net debt was £3.5 billion, against £3.1 billion on 30 June 2022, an increase of £0.3 billion on reported basis and at 2023 exchange rates.
Our bond portfolio at 30 June 2023 had an average maturity of 5.8 years.
In May 2023, we refinanced the November 2023 €750m bond as planned, issuing a May 2028 €750m bond priced at 4.125%.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 30 June 2023, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2023	For the year ended 31 December 2022
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income/(expenses) due from/to non-guarantors	67.3	187.6
Finance and investment income from non-guarantors	53.9	46.4
Finance costs to non-guarantors	(638.3)	(574.2)
Loss for the period	(802.1)	(976.6)
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2023	At 31 December 2022
	£m	£m
Due from Non-Guarantors-long term	2,402.8	1,803.7
Non-current assets	2,587.8	1,991.7
Due from Non-Guarantors-short term	1,090.9	1,795.4
Current assets	1,717.3	2,383.0
Due to Non-Guarantors-short term	(26,137.5)	(26,723.2)
Current Liabilities	(26,275.6)	(26,860.3)
Due to Non-Guarantors-long term	(2,951.5)	(1,357.0)
Non-current liabilities	(3,886.2)	(2,330.5)
As at 30 June 2023, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2023	For the year ended 31 December 2022
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income/(expenses) due from/to non-guarantors	67.3	187.6
Finance and investment income from non-guarantors	53.9	46.4
Finance costs to non-guarantors	(638.3)	(574.2)
Loss for the period	(802.1)	(976.6)
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2023	At 31 December 2022
	£m	£m
Due from Non-Guarantors-long term	2,402.8	1,803.7
Non-current assets	2,587.8	1,991.7
Due from Non-Guarantors-short term	1,087.3	1,792.5
Current assets	1,713.7	2,380.1
Due to Non-Guarantors-short term	(26,137.5)	(26,723.8)
Current Liabilities	(26,275.6)	(26,860.8)
Due to Non-Guarantors-long term	(2,951.5)	(1,357.0)
Non-current liabilities	(3,886.2)	(2,330.5)
The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarized financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.
NON-GAAP INFORMATION
As introduced on page 1, the following are the Group’s Non-GAAP performance measures.
Constant currency
The condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2023 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, and the reclassification of certain businesses to associates in 2022. Both periods exclude results from Russia.

The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2023 and 2022, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
	£m	%	£m	%
2022 Reported	3,664.0		6,755.3
Impact of exchange rate changes	(26.9)	(0.7)	168.7	2.5
Impact of acquisitions and disposals	40.3	1.1	60.8	0.9
Like-for-like growth	84.3	2.3	236.4	3.5
2023 Reported	3,761.7	2.7	7,221.2	6.9
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as profit/(loss) before finance income/costs and revaluation and retranslation of financial instruments, taxation, earnings/(loss) from associates - after interest and taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 4 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in note 20 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.
Headline PBIT
Headline PBIT is one of the measures that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2023	Six months ended 30 June 2022
	£m	£m
Profit before taxation	204.3	418.6
Finance and investment income	(102.4)	(55.5)
Finance costs	230.7	144.9
Revaluation and retranslation of financial instruments	(25.5)	(33.1)
Profit before interest and taxation	307.1	474.9
Amortisation and impairment of acquired intangible assets	36.6	31.5
Goodwill impairment	52.9	—
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(60.4)
Investment and other impairment charges	11.0	—
Litigation settlement	(10.0)	—
Restructuring and transformation costs	86.8	81.2
Property related costs	180.0	—
Share of adjusting items of associates	6.6	76.1
Headline PBIT	673.9	651.4

Headline PBT
Headline PBT is one of the measures that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting items of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2023	Six months ended 30 June 2022
	£m	£m
Profit before taxation	204.3	418.6
Amortisation and impairment of acquired intangible assets	36.6	31.5
Goodwill impairment	52.9	—
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(60.4)
Investment and other impairment charges/(reversals)	11.0	—
Restructuring and transformation costs	86.8	81.2
Share of adjusting items of associates	6.6	76.1
Property related costs	180.0	—
Litigation settlement	(10.0)	—
Revaluation and retranslation of financial instruments	(25.5)	(33.1)
Headline PBT	545.6	562.0
Billings and estimated net new business/billings
Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.
Adjusted free cash flow
The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.
Adjusted free cash flow is calculated as net cash flow from operating activities including share option proceeds less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash flow from operating activities to adjusted free cash flow is shown below:

	Six months ended 30 June 2023	Six months ended 30 June 2022
	£m	£m
Net cash (outflow)/inflow from operating activities	(444.1)	(1,132.5)
Share option proceeds	0.7	1.1
Earnout payments	(11.2)	(41.6)
Purchases of property, plant and equipment	(80.7)	(102.4)
Purchases of other intangible assets (including capitalised computer software)	(23.1)	(14.6)
Repayment of lease liabilities	(135.1)	(146.3)
Dividends paid to non-controlling interests in subsidiary undertakings	(61.2)	(37.2)
Adjusted free cash flow	(754.7)	(1,473.5)
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.
Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.
The following table is an analysis of adjusted net debt:

	30 June 2023	31 December 2022	30 June 2022
	£m	£m	£m
Cash and short-term deposits	1,962.6	2,491.5	1,775.0
Bank overdrafts, bonds and bank loans due within one year	(1,092.9)	(1,169.0)	(289.1)
Bonds and bank loans due after one year	(4,338.0)	(3,801.8)	(4,620.7)
Adjusted net debt	(3,468.3)	(2,479.3)	(3,134.8)
Components of earnings/(loss) from associates - after interest and tax
Management reviews the earnings/(loss) from associates - after interest and tax by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings.
The following table is an analysis of earnings/(loss) from associates - after interest and tax and underlying component movements:

	Six months ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Share of profit before interest and taxation	65.9	93.3
Share of adjusting items of associates	(6.6)	(76.1)
Share of interest and non-controlling interests	(55.1)	(58.9)
Share of taxation	(3.2)	(22.1)
Earnings/(loss) from associates - after interest and tax	1.0	(63.8)
Share of adjusting items of associates of £6.6 million (2022: £76.1 million). In 2022, this includes £46.7 million of amortisation and impairment of acquired intangible assets, and £24.8 million of restructuring and one-off transaction costs within Kantar.